AUG 14 2002

ROYALTY AGREEMENT

THIS ROYALTY AGREEMENT is made and entered into as of August 6, 2002 (the "Effective Date") between **STELLAR BIOTECHNOLOGIES, INC., a California corporation** ("Assignee") and **FRANK OAKES, an individual** ("Assignor") with reference to the following recitals of fact:

RECITALS:

A. Assignor has assigned to Assignee all of his right, title and interest in and to the Intellectual Property embodied in the U.S. Patent Application No.: 10/124,708 (the "Patent Application"); a Non-Lethal Method for Extracting Crude Hemocyanin from Gastropod Molluscs (the "Invention") by filing the Assignment of Patent with the United States Patent and Trademark Office on August 6, 2002.

B. Subject to the terms and conditions of this Agreement, Assignor shall pay to Assignee certain royalties relating to the Patent.

NOW, THEREFORE, IT IS AGREED:

1. Consideration. In consideration for the Patent Assignment, Assignee shall pay to Assignor during the term of this Agreement a royalty in the amount of five percent (5%) of the gross receipts of Assignee in excess of Five Hundred Thousand Dollars ($500,000.00) for all products produced and sold by Assignee utilizing the Invention. Royalties shall be paid annually within sixty (60) days after the end of each fiscal year of Assignee during the term of this Agreement. Assignee shall not be liable for royalties upon any product utilizing the Invention which is returned by the customer for credit and Assignee shall have the right to deduct the amount of any such royalties already paid from the amount of royalties that may subsequently accrue.

2. Necessary Aid or Information. Assignor agrees to execute all papers that may

be reasonably necessary or desirable to enable Assignee, or its nominee, to file and prosecute the Patent Application in the United States or in such other countries as Assignee shall elect for the protection of the Invention, and Assignor shall further execute all papers that may be reasonably necessary or desirable to vest in Assignee, or its nominee, the entire right, title and interest in and to the Invention. Assignee further covenants and agrees that he will, at any time, upon reasonable request in writing by Assignor, provide any facts relating to the Invention that are known to him and will testify to the same in any litigation, arbitration or similar proceeding when requested to do so by Assignee.

3. **Accounting**. Assignee shall maintain accurate records of total gross receipts from its royalty-bearing sales during the term of this Agreement, and will permit Assignor to inspect such books upon reasonable request.

4. **Right of Termination**. Assignee shall have the right to terminate this Agreement at any time provided that it is not then in default, upon giving ninety (90) days written notice to Assignor; provided, however, that such right of termination is contingent upon (i) Assignee being then current with all royalty payments due under this Agreement, and (ii) Assignee, as of the effective date of the termination, reassigning to Assignor the Patent Application and all right, title and interest of Assignor in and to the Invention.

5. **Assignment of Claims**. Assignor hereby irrevocably assigns to Assignee all claims for damages by reason of past infringement of any business rights, patent rights or copy rights relating to the Invention with the right to sue and collect such damages and Assignor agrees to cooperate fully in any action to collect such damages.

6. **Governing Law**. This Agreement shall be governed by the laws of the State of California.

7. **Severability**. The invalidity or unenforceability of any provision of this Agreement shall not effect the validity or enforceability of any other provision of this Agreement.

8. **Modification and Assignment**. This Agreement may not be modified, except in writing signed by both parties. Except as otherwise provided in this Agreement, no party may assign his or its rights or obligations under this Agreement without the prior written consent of the other party.

ASSIGNEE:	**STELLAR BIOTECHNOLOGIES, INC.,** **a California corporation**
	By____________________ **JOHN McMULLEN**, President
	By____________________ **FRANK OAKES**, Secretary
ASSIGNOR:	____________________ **FRANK OAKES**